OneSpaWorld Holdings Limited

Office of Lennox Paton Corporate Services Limited

Bayside Executive Park, Building 3, West Bay Street, P.O. Box N-4875

City of Nassau, Island of New Providence, Commonwealth of The Bahamas

February 8, 2019

VIA EDGAR

Mr. J. Nolan McWilliams

Attorney-Advisor

Office of Transportation and Leisure

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Re:	OneSpaWorld Holdings Limited

Amendment No. 2 to

Registration Statement on Form S-4

Filed January 22, 2019

File No. 333-228359

This letter sets forth responses of OneSpaWorld Holdings Limited (the “Company”) to the comments of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter, dated February 6, 2019, with respect to the above referenced Amendment No. 2 to the Registration Statement on Form S-4 (File No. 333-228359) (the “Registration Statement”).

The text of the Staff’s comments have been included in this letter for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, the Company has revised the Registration Statement in response to the Staff’s comments and the Company is concurrently filing Amendment No. 3 to the Registration Statement with this letter, which reflects these revisions and clarifies certain other information. Page numbers in the text of the Company’s responses correspond to page numbers in the Registration Statement, as so amended. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Form S-4/A filed January 22, 2019

Material U.S. Federal Income Tax Considerations, page 115

1.

Staff’s comment: Refer to the first paragraph. Please clarify that the discussion of material U.S. federal income tax considerations is counsel’s opinion. As currently drafted, it appears counsel is opining on the manner in which the material tax considerations are discussed in the prospectus. For guidance, see section III.C.2 of Staff Legal Bulletin No. 19 (Oct. 14, 2011).

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 115 of the Registration Statement to state that the discussion of material U.S. federal income tax considerations represents the opinion of the Company’s tax counsel.

Unaudited pro forma financial statements, page 145

2.

Staff’s comment: We note your disclosure on page 109 that upon the closing of the Business Combination the $365,000,000 of debt will be reassigned to a Steiner Leisure subsidiary instead of being assumed by OneSpaWorld. We also note your disclosure on page 146 that the unaudited pro forma financial statements assume the repayment of approximately $352,100,000 of outstanding indebtedness and the entry into the New Credit Facilities in connection with the closing of the Business Combination. Please explain.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 112 of the Registration Statement to state that on or prior to the closing of the Business Combination $352,100,000 of debt will be reassigned to a Steiner Leisure subsidiary instead of being assumed by the Company so that it is consistent with disclosure elsewhere in the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 186

3.

Staff’s comment: We note your response to prior comment 10 and your revised disclosure. Please revise to ensure that all material factors affecting results are quantified and analyzed. For example, we note that three new ships were added to the fleet. Please also quantify the effects of changes in both price and volume on both revenue and expense categories, where appropriate. Finally, please consider using tables to list and quantify the material factors to which changes in accounts are attributable.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure in the section of the Registration Statement titled “OSW Predecessor Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations” to quantify the effects of the material factors affecting changes in revenue for the periods presented. Additional disclosure in this regard with respect to cost of services and cost of products is discussed in response to comment 4 below. The Company respectfully advises the Staff that there are no additional material factors affecting the other items of the Registration Statement in “—Results of Operations” beyond those previously disclosed.

4.

Staff’s comment: We note your response to prior comment 11 but do not see responsive disclosure. Therefore, we reissue our prior comment. The analysis portion of your disclosure on cost of services, cost of products, and administrative expenses (i.e., the disclosure after the narrative portion that quantifies the changes) is limited to a single sentence for each category. Please expand to provide a more robust and comprehensive discussion of your various cost categories (cost of services, cost of products, administrative, etc.) including separate quantification and discussion of changes in significant components of cost categories, as appropriate. For example, we note from your disclosure on page F-12 that cost of services includes multiple components such as allocable portion of wages paid to shipboard employees and of payments to cruise lines (which are derived as a percentage of service revenues or a minimum annual rent or a combination of both), an allocable portion of staff-related shipboard expenses, costs related to recruitment and training of shipboard employees, wages paid directly to destination resort employees, payments to destination resort venue owners, and health and wellness facility depreciation. As noted above, please consider providing tabular disclosures, as appropriate.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure in the section of the Registration Statement titled “OSW Predecessor Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations” to quantify the material factors affecting cost of services and cost of products, which are primarily increases in volume and the effect of the Supply Agreement, in each of the periods presented. The Company respectfully advises the Staff that there are no additional material factors that affect administrative expenses beyond those previously disclosed.

5.

Staff’s comment: We note your response to prior comment 12 and your disclosure on page 183 of the pro forma effect of the supply agreement on costs had the agreement been in effect and applicable to all inventory used during the reporting periods presented. Please revise your disclosure here, however, to quantify the actual impact of the supply agreement on reported cost of products and services.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 188 of the Registration Statement to show the impact of the improved pricing terms from the Supply Agreement. The Company has included a table that shows what the increase in cost of products and cost of products used in services would have been had all inventory on hand for the periods presented been purchased prior to the effectiveness of the Supply Agreement.

Combined Statements of Equity, page F-6

6.

Staff’s comment: We note your response to prior comment 14. You state that “net distributions” per the statements of cash flows exclude items (non-cash transactions) included in “net distributions” per the statements of equity. However, “net distributions” per the statements of cash flows exceed those reported in the statements of equity. In addition, in the reconciliation you provided in response to comment 14, the totals listed as “cash outflow from financing activities” are the amounts reported in the statements of equity not the statements of cash flows. Please advise.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the “net distributions” per the statements of cash flows exceed those reported in the statements of equity due to non-cash contributions from Parent included in net distributions to Parent and its affiliates in the combined statements of equity. In response to the Staff’s comment, the Company has revised the reconciliation provided in its response to prior comment 14, which supports the difference between net cash distributions to Parent and its affiliates per the combined statements of cash flows and the net distributions to Parent and its affiliates per the combined statements of equity (in thousands):

	Successor			Predecessor
	Year ended December 31,		Period from December 9, 2015 through December 31,	Predecessor Period from January 1, 2015 through December 8,
	2017	2016	2015	2015
Net cash distributions to Parent and its affiliates (page F-7)	$(60,893)	$(70,348)	$(5,542)	$(64,943)
Non-cash activities:
Allocation of Parent corporate overhead	11,666	11,250	933	9,337
Write-off of income tax payable for separate return method	1,033	1,943	741	1,825
Accounts payable—related parties forgiven by Parent	—	32,987	855	29,158
Other	(378)	335	180	436
Net distributions to Parent and its affiliates (page F-6)	$(48,572)	$(23,833)	$(2,833)	$(24,187)

Combined Statements of Cash Flows, page F-7

7.

Staff’s comment: We note your response to prior comment 15. You state that Parent corporate overhead costs were incurred and settled directly Parent and, therefore, do not represent a cash flow of you. While we understand that Parent corporate overhead costs were initially incurred and settled with payees by Parent, our comment was intended to focus on the non-cash adjustment for “allocation of Parent corporate overhead” recognized (i.e., incurred) by you. In this regard, please tell us the nature of this adjustment and the underlying costs, how such amounts were ultimately settled by you, and where such settlements are presented in the statements of cash flows.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the non-cash adjustment for “allocation of Parent corporate overhead” represents costs related to certain Parent corporate functions, including, but not limited to, senior management, legal, human resources, finance, IT and other shared services that have been allocated to OSW Predecessor in accordance with SAB Topic 1.B.1 (as described in Note 2 on page F-11 of the Registration Statement). During the preparation of the OSW Predecessor’s standalone combined financial statements, OSW Predecessor recorded an adjustment for the allocation of Parent corporate overhead as a debit to expense and a corresponding amount to net Parent investment (equity) as a non-cash equity contribution on the combined balance sheets because these allocated costs were never intended to be settled and have not been settled by OSW Predecessor. Due to the non-cash nature of these allocated costs, OSW Predecessor included them with other non-cash adjustments to reconcile net income to cash provided by operating activities and disclosed them as a non-cash supplemental disclosure of cash flow information on page F-8 of the Registration Statement. These amounts are included in the reconciliation provided in the Company’s response to comment 6 above as a reconciling item between net cash distributions to Parent and its affiliates per the combined statements of cash flows and the net distributions to Parent and its affiliates per the combined statements of equity.

8.

Staff’s comment: We note that net distributions to Parent and its affiliates per the statements of cash flows totaled approximately $202 million for the three-year period ending December 31, 2017. This exceeded net income (and non-cash adjustments to reconcile net income to cash provided by operating activities, which included depreciation/amortization, stock-based compensation, and deferred income taxes) of approximately $105 million for that three-year period by approximately $97 million. We note no significant changes in cash, debt, or net working capital in the periods presented. Therefore, please tell us how you funded the amount of distributions in excess of net income adjusted for the non-cash expenses listed above. Please be detailed in your response and provide quantification of amounts to facilitate our understanding.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that net income and non-cash adjustments should include the allocation of Parent corporate overhead (a total of $33 million for the three years ended December 31, 2017). The remaining excess was due to increases in net working capital, primarily from increases in inventories ($5 million), income taxes payable ($7 million) and accounts payable–related parties ($72 million), which were offset by decreases in other working capital accounts. As disclosed on page F-8 of the Registration Statement, for the three years ended December 31, 2017, $63 million of accounts payable–related parties were forgiven by Parent and $5 million of income tax payable for separate return method was written off. Please also refer to the Company’s response to the Staff’s comment 7 above.

9.	Staff’s comment: Please tell us what net distributions to Parent and affiliates are net of and provide us with quantified amounts.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that net cash distributions to Parent and affiliates on the combined statement of cash flows are net of cash contributions from Parent and affiliates in the years ended December 31, 2017, 2016 and 2015. Parent’s cash management system involves frequent cash transfers between OSW Predecessor and Parent. The historical cash management system of Parent did not track capital contributions separately from cash distributions. We do not believe gross presentation of cash to and from Parent is meaningful to understand OSW Predecessor’s financing activities. Accordingly, OSW Predecessor presented cash paid to and received from Parent for financing activities as net distributions to Parent and affiliates on the combined statements of cash flows.

Note 1: Organization, page F-9

10.

Staff’s comment: We note your response to prior comment 17. Please tell us whether renewals require consideration and, if so, how that impacts your assessment of the useful life assigned to contract intangibles:

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the factors outlined in ASC 350-30-35, including contractual, other legal, regulatory, competitive, economic and other considerations, including contract renewals that involve consideration, were evaluated in determining the useful life assigned to contract intangibles. The Company has factored renewals into its analyses as noted in its previous response, which it is restating for contextual reference.

“Over the past 15 years, OSW Predecessor has renewed approximately 95% of its agreements, including 100% of its agreements with ships larger than 3,500 berths. Within the past 18 months, OSW Predecessor, has executed six-year and eight-year extensions for several of its major cruise line partners; therefore, OSW Predecessor anticipated a continued probability of renewal of 95% for its agreements would hold value and generate probable future economic benefits for 39 years, even after discounting the associated cash flows.”

Generally, OSW Predecessor does not incur costs to renew contracts. Contract renewals where consideration was paid in connection with vessels under contract renewal is limited to only certain contracts. Further, in instances where contract renewals involved consideration, the amount of such consideration was not and is not expected to be significant in the context of the overall terms of the contract (less than one half of one percent).

Thus, OSW Predecessor’s assessment of the useful life assigned to contract intangibles appropriately considered contract renewals, including consideration where applicable.

Note 6: Long-term Debt, page F-45

11.

Staff’s comment: We note your response to prior comment 21. You state that as there were no historical interest charges or intercompany agreements with Parent, you were not required by SAB Topic 1B:1 question 4 to reflect interest charges in your historical financial statements.

However, that SAB question states the staff has not insisted that the historical income statements include an interest charge on intercompany debt if such a charge was not provided in the past, except when debt specifically related to the operations of the subsidiary and previously carried on Parent’s books will henceforth be recorded in the subsidiary’s books. Given that Spa Operations appear to be the predominate source of revenues and operating income for your Parent (per the September 30, 2015 Form 10-Q), it appears that the debt specifically related to your operations. In addition, the debt is now carried on your books. Therefore, please explain to us why you do not believe the debt related to your operations (specifically addressing the predominance of your revenues and operating income to the consolidated Parent entity).

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the debt (carried on Parent’s books prior to the date of assignment in January 2018) was not related to OSW Predecessor’s operations. When the debt was issued in December 2015, it was used to finance the acquisition of Steiner Leisure Limited by investors of Parent. Proceeds from the debt were not used by OSW Predecessor nor needed by OSW Predecessor, as it generates more cash than required for its operations, as evidenced by net cash distributions to Parent and its affiliates in all periods presented in the combined statement of cash flows.

While OSW Predecessor may generate the majority of revenues and operating income of Parent, OSW Predecessor represented approximately 26% of the enterprise value of Steiner Leisure Limited, based on the valuation as of December 9, 2015. As disclosed in its Quarterly Report on Form 10-Q for the nine months ended September 30, 2015, in addition to OSW Predecessor, Steiner Leisure Limited owned several other significant, viable businesses (affiliates of OSW Predecessor).

In January 2018, as part of a corporate reorganization, OSW Predecessor entered into an assignment and assumption of debt from Parent. This transaction was executed as part of Parent’s preparation for potential tax planning strategies because of the Tax Cuts and Jobs Act enacted in December 2017.

The terms of the debt provide for a balloon payment at the maturity of the debt in December 2021. Therefore, debt service prior to its maturity is limited to periodic interest payments.

As evidence that the debt is related to Parent’s capital structure and not related to OSW Predecessor’s operations, OSW Predecessor’s debt reverts to Parent upon a change in control event. As disclosed in the unaudited pro forma adjustments to the combined balance sheet on page 160 of the Registration Statement, the owners of Parent intend to repay OSW Predecessor’s debt. Currently, the Company anticipates that proceeds from the sale of one of the other significant businesses of Parent may be used to repay this debt and debt held by other affiliates of Parent prior to closing on the proposed business combination with Haymaker. Unless otherwise repaid prior to the closing of the business combination, the $352.1 million of debt will be reassigned to a subsidiary of Parent upon closing of the business combination instead of being assumed by Haymaker.

Therefore, in considering the guidance in SAB Topic 1B, OSW Predecessor concluded that it was appropriate not to record interest expense prior to the assignment of the debt to OSW Predecessor in January 2018, as the debt did not specifically relate to the operations of OSW Predecessor.

12.	Staff’s comment: Please tell us what consideration you gave to providing the debt agreement as an exhibit to your filing. Refer to Item 601 of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and in response, the Company has filed the relevant debt agreements as exhibits to the Registration Statement.

We hope that the foregoing has been responsive to the Staff’s comments.

If you have any questions related to this letter, please contact Christian O. Nagler at (212) 446-4660 and Peter S. Seligson at (212) 446-4756 of Kirkland & Ellis LLP.

Sincerely,

/s/ Leonard Fluxman
Leonard Fluxman

Via E-mail:

cc:	Christian O. Nagler

Peter S. Seligson

Kirkland & Ellis LLP

Sidney Burke

Stephen Alicanti

DLA Piper LLP (US)